C M **A19 9-16-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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03051932

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21023

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 27 2003
AUG 27 2003
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

L.B. Fisher & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 Dallas North Parkway, Suite 3050
(No. and Street)

Dallas, Texas 75248
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

L.B. Fisher, Jr. 972-733-4800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vink Teague & Associates PC
(Name — *if individual, state last, first, middle name*)

5550 LBJ Freeway Suite 650	Dallas	Texas	75240-6217
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM A19 9/29/2003

OATH OR AFFIRMATION

I, L.B. Fisher, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.B. Fisher & Company, as of June 30, X92003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



ADRIANA G. GARCIA
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
01-13-2007

Signature

PRESIDENT
Title

Adriana A. Garcia
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



VINK TEAGUE & ASSOCIATES
A Professional Corporation
Certified Public Accountants & Management Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
L. B. Fisher & Company

We have audited the accompanying statements of financial condition of L. B. Fisher & Company as of June 30, 2003 and 2002 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L. B. Fisher & Company as of June 30, 2003 and 2002 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vink Teague & Associates

Dallas, Texas
July 25, 2003

L. B. Fisher & Company

STATEMENTS OF FINANCIAL CONDITION

	June 30,	
	2003	2002
Cash	$ 258,352	$ 97,397
Deposit with clearing organization	50,000	50,000
Receivable from brokers and dealers	21,634	21,505
Marketable securities owned, at market value (Note B)	49,055	201,156
Other investments (Note C)	15,075	20,100
Receivable from shareholders	1,285	1,286
Income tax receivable (Note E)	3,712	3,020
Property and equipment, net of accumulated depreciation of $125,654 and $118,456 in 2003 and 2002, respectively	3,296	10,495
Deferred income taxes (Note E)	8,851	9,468
Other	7,613	7,860
	$ 418,873	$ 422,287

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
Securities sold, but not yet pruchased, at market value (Note B)	$ 57,033	$ 9,615
Accounts payable and accrued expenses	-	42,000
Deferred income taxes (Note E)	3,100	4,725
	60,133	56,340
Commitments (Note H)	-	-
Shareholders' equity (Note G):		
Common stock, $1 par value; authorized - 500,000 shares; 8,500 shares issued and outstanding	8,500	8,500
Capital in excess of par value	86,512	86,512
Retained earnings	263,728	270,935
	358,740	365,947
	$ 418,873	$ 422,287

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF OPERATIONS

	Year Ended June 30,	
	2003	2002
REVENUES:		
Commissions	$ 326,247	$ 497,630
Interest	33,083	44,967
Dividends	4,080	3,124
Net dealer inventory and investment gains	77,620	47,169
Other	5,418	6,426
	446,448	599,316
EXPENSES:		
Employee compensation and benefits	262,709	348,521
Floor brokerage and clearance fees	80,901	140,793
Other operating expenses	87,762	89,497
Pension and profit sharing contributions (Note D)	21,000	72,000
Interest	583	204
	452,955	651,015
Loss before income tax benefit	(6,507)	(51,699)
INCOME TAX BENEFIT (Note E)	(1,000)	(6,900)
Net loss	$ (5,507)	$ (44,799)

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended June 30, 2003 and 2002

	Common Stock		Capital in		
	No. Shares	Par Value	Excess of Par Value	Retained Earnings	Total
BALANCE AT JULY 1, 2001	8,500	$ 8,500	$ 86,512	$ 317,434	$ 412,446
Distributions paid to shareholders	-	-	-	(1,700)	(1,700)
Net loss	-	-	-	(44,799)	(44,799)
BALANCE AT JUNE 30, 2002	8,500	8,500	86,512	270,935	365,947
Distributions paid to shareholders	-	-	-	(1,700)	(1,700)
Net loss	-	-	-	(5,507)	(5,507)
BALANCE AT JUNE 30, 2003	8,500	$ 8,500	$ 86,512	$ 263,728	$ 358,740

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CASH FLOWS

	Year Ended June 30,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (5,507)	$ (44,799)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	7,199	8,456
(Decrease) increase in accounts payable	(42,000)	42,000
(Increase) decrease in receivable from brokers and dealers	(129)	17,119
Decrease in receivable from shareholders	-	2,440
Decrease (increase) in marketable securities owned	152,101	(73,391)
Decrease in nonmarketable securities owned	5,025	-
Increase in other receivables	(452)	(1,623)
Increase (decrease) in securities sold, but not yet purchased	47,418	(8,842)
Decrease in deferred income taxes	(1,000)	(6,900)
	168,162	(20,741)
Net cash provided by (used in) operating activities	162,655	(65,540)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on note payable	-	(5,041)
Distributions paid to shareholders	(1,700)	(1,700)
Cash flows used in financing activities	(1,700)	(6,741)
NET INCREASE (DECREASE) IN CASH	160,955	(72,281)
CASH AT BEGINNING OF YEAR	97,397	169,678
CASH AT END OF YEAR	$ 258,352	$ 97,397
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 583	$ 204
Cash paid during the year for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

This summary of significant accounting policies of L. B. Fisher & Company (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements.

History and Business Activity

The Company was organized on August 26, 1976 as a fully disclosed broker-dealer, serving clients primarily in Texas.

Basis of Accounting

The Company records all securities transactions on a trade date basis.

Marketable Securities

Marketable securities are valued at market value. Additionally, transactions in marketable securities are considered operating activities, and purchases and sales of such securities are shown net in the statements of cash flows.

Other Investments

Other investments consist of warrants to purchase stock of an unrelated corporation. The warrants are stated at cost, which does not exceed estimated net realizable value.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at June 30, 2003 or 2002.

Income Taxes

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, primarily recognition of revenues and expenses on a cash basis and reporting trading and investment securities at cost for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. These deferred taxes are measured by applying currently enacted tax laws.

Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives:

	Years
Furniture and equipment	5-7
Automobiles	5

NOTE A - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as incurred. The Company had no advertising expense for the years ended June 30, 2003 and 2002.

Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash, marketable securities and receivables from brokers and dealers. The cash is placed in federally insured financial institutions or with brokerage houses. The marketable securities are held for the Company's account at a brokerage house that is regulated by the rules and regulations of the Securities and Exchange Commission and other regulatory bodies. The receivables from the brokerage houses are routinely assessed for collectibility and for the brokerage houses' financial strength.

The Company's off-balance-sheet risk consists of securities that are sold, but not yet purchased. The securities, to be purchased at a future date, are valued at market prices with gains or losses recognized currently.

NOTE B - MARKETABLE SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Marketable securities owned and marketable securities sold, but not yet purchased, consist of trading and investment securities at quoted market values on national exchanges as follows:

	June 30,	
	2003	2002
Owned		
Corporate stocks - marketable	$49,055	$201,156
Sold, But Not Yet Purchased		
Corporate stocks - marketable	$57,033	$ 9,615

NOTE C - OTHER INVESTMENTS

Other investments of $15,075 and $20,100 at June 30, 2003 and 2002, respectively, consist of a series of 1,200 and a series of 300 warrants which entitle the Company to purchase 3,600 and 900 shares of another corporation, exercisable as follows:

Maximum number of Shares Subject to Exercise	Exercisable On or After	Void After	Exercise Price Per Share
1,200	June 30, 2003	June 25, 2004	$14.00
1,200	June 28, 2004	June 27, 2005	$15.00
1,200	June 28, 2005	June 27, 2006	$16.00
3,600			
300	June 30, 2003	June 25, 2004	$14.00
300	June 28, 2004	June 27, 2005	$15.00
300	June 28, 2005	June 27, 2006	$16.00
900			

NOTE D - PENSION AND PROFIT SHARING PLANS

The Company has a defined contribution profit sharing trust, which covers all of its employees. There was no profit sharing contribution for year ended June 30, 2003 and $42,000 was contributed to the Plan for the year ended June 30, 2002. Contributions to the plan, determined at the discretion of the Board of Directors, are fully vested.

The Company's money purchase pension plan covers all of its employees. Required contributions to the plan are limited to 10% of each employee's annual salary, and was $21,000 and $30,000 for the years ended June 30, 2003 and 2002, respectively. All participants are fully vested in the plan.

The contributions to the plans are limited by the maximum contribution deductible for federal income tax purposes.

NOTE E - INCOME TAXES

The Company recognizes deferred taxes on "temporary differences" between the financial statement carrying amounts and the tax basis of existing assets and liabilities by applying enacted statutory tax rates applicable to future years to the temporary differences. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE E - INCOME TAXES - CONTINUED

A reconciliation of income tax benefit computed at the statutory rate and income tax expense is as follows:

	Year Ended June 30,	
	2003	2002
Income tax benefit, at statutory rate	$(2,212)	$(17,577)
State tax benefit	(233)	(1,584)
Tax-exempt revenue	(428)	(328)
Non-deductible expenses	1,439	2,115
Differential in statutory and actual rate	434	10,474
	$(1,000)	$ (6,900)

Income tax benefit consists of the following:

	Year Ended June 30,	
	2003	2002
Current tax payable:		
Federal	$ 9	$ -
State	-	-
	9	-
Deferred tax benefit:		
Federal	(771)	(5,282)
State	(238)	(1,618)
	(1,009)	(6,900)
	$(1,000)	$(6,900)

For the years ended June 30, 2003 and 2002, deferred income tax benefit results from changes in the amounts of temporary differences in the recognition of assets and liabilities for income tax and financial reporting purposes. The sources of the temporary differences and the tax effects of each are as follows:

	Year Ended June 30,	
	2003	2002
Deferred tax assets:		
Depreciation	$ 8,667	$ 8,174
Marketable securities	2,940	4,035
Net operating loss carryforward	-	1,295
	11,607	13,504
Deferred tax liabilities:		
Accounts receivable	4,444	7,783
Prepaid expenses	1,412	978
	5,856	8,761
Net deferred tax asset	$ 5,751	$ 4,743

NOTE F - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to claims of general creditors at June 30, 2003 and 2002, or at any time during the years then ended.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $321,456, which was $221,456 in excess of its required capital of $100,000. At June 30, 2003, the Company had no aggregate indebtedness, as defined, thereby complying with the required net capital ratio.

NOTE H - COMMITMENTS

The Company leases its office space under a noncancelable operating lease. Future minimum payments under the noncancelable operating lease are as follows:

Year Ended June 30,	
2004	$23,054
2005	23,054
2006	11,527
	$57,635

During the year ended June 30, 2003 and 2002, rent expense was $23,054.

NOTE I - RELATED PARTY TRANSACTIONS

During the years ended June 30, 2003 and 2002, the Company received from shareholders, an entity controlled by a shareholder and other related entities approximately $3,900 as payment for administrative and bookkeeping services performed on their behalf. During the years ended June 30, 2003 and 2002, the Company paid approximately $840 and $880, respectively, to a related entity for administrative services.

NOTE J - MAJOR CUSTOMER INFORMATION

For the year ended June 30, 2003 and 2002, the Company had no customer that accounted for 10% or more of net commissions and trading profits.

SUPPLEMENTAL INFORMATION

SCHEDULE 1

L. B. Fisher & Company

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2003

Aggregate indebtedness -	
Total liabilities	$ 60,133
Exclusions from aggregate indebtedness pursuant to Rule 15c3-1:	
Deferred income taxes	3,100
Securities sold but not yet purchased, at market value	57,033
Total aggregate indebtedness	$ -
Net capital -	
Total shareholders' equity	$ 358,745
Adjustments to net capital pursuant to Rule 15c3-1:	
Total nonallowable assets	20,377
Haircuts on securities: stocks and options	16,912
Net capital	$ 321,456
Net capital requirement equal to the greater of 6-2/3% of aggregate indebtedness or $100,000	$ 100,000
Excess net capital	$ 221,456
Ratio of aggregate indebtedness to net capital	-

Reconciliation pursuant to Rule 17a-5(d)(4)

Net capital as previously reported (unaudited X-17A-5)	$ 282,418
Net audit adjustments	(60,962)
Net capital, as reported herein	$ 221,456
Aggregate indebtedness as previously reported (unaudited X-17A-5)	-
Aggregate indebtedness, as reported herein	$ -

The independent auditors' report should be read in connection with this supplemental information.

L. B. Fisher & Company

SCHEDULE 2

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2003

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision k2(i) and (ii).

L. B. FISHER & COMPANY

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL

June 30, 2003

VINK TEAGUE & ASSOCIATES
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS &
MANAGEMENT CONSULTANTS


VT&A



VINK TEAGUE & ASSOCIATES
A Professional Corporation

Certified Public Accountants & Management Consultants

Board of Directors and Shareholders
L. B. Fisher & Company

In planning and performing our audit of the financial statements of L. B. Fisher & Company (the Company) for the year ended June 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by L. B. Fisher & Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.



Dallas, Texas
July 25, 2003